

Mail Stop 3233

December 29, 2016

Angie D. Stock
Chief Accounting Officer
Sterling Real Estate Trust
1711 Gold Drive South, Suite 100
Fargo, ND 58103

      Re: Sterling Real Estate Trust
             Form 10-K for the year ended December 31, 2015
             Filed March 14, 2016
             File No. 000-54295

Dear Ms. Stock:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2016

Estimated Value of Units/Shares, page 54

1.   We note your disclosure that your estimated value per share is $15.50. With a view to disclosure, please provide us an analysis regarding your calculation of NAV, including:

- the process by which the value estimate was determined;

- a breakdown of the value assigned to each major asset type (e.g. properties, securities, cash), the liabilities, and the share number used to calculate the per share amount, along with a comparable breakdown for any prior period value estimate;

- the key assumptions used in the primary valuation method, including the weighted average for each key assumption broken out by material property type, cautionary

Angie D. Stock
Sterling Real Estate Trust
December 29, 2016
Page 2

       language regarding the sensitivity of assumptions, and a quantitative example of the sensitivity of the estimate to changes in assumptions;

- the relationship between the aggregate purchase price of your properties (as adjusted for related capital expenditures) and the value assigned to your properties; and

- a list of any prior period value estimates and the approximate date on which the next value estimate will be provided.

<u>Proxy Statement filed April 29, 2016</u>

<u>Certain Relationships and Related Transactions, page 15</u>

2.   We note your disclosure on page 14 that you reimburse your advisor for operating expenses and acquisition expenses incurred by your advisor in connection with the services it provides to you. In future Exchange Act periodic reports, please disclose the amounts reimbursed to your advisor.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Stacie Gorman at (202) 551-3585 or Jennifer Gowestski at (202) 551-3401 with any other questions.

      Sincerely,

      /s/ Eric McPhee

      Senior Staff Accountant
      Office of Real Estate and
      Commodities